Exhibit 2.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED, IN CANADIAN DOLLARS)

FOR THE THREE MONTHS ENDED

MARCH 31, 2013 AND 2012

DATED: MAY 8, 2013

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Comprehensive Income	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5

Plazacorp Retail Properties Ltd.

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

		Restated (Note 3)	Restated (Note 3)
(in thousands of Canadian dollars)	March 31, 2013	December 31, 2012	January 1, 2012
Assets

Non-Current Assets
Investment properties (Note 5)	$569,075	$531,764	$472,060
Investments	28,929	52,562	38,747
Tenant loans	2,552	591	1,096
Deferred income tax asset	951	951	609
	601,507	585,868	512,512
Current Assets
Cash	4,075	2,900	3,652
Receivables	2,332	1,128	1,004
Prepaid expenses and deposits	7,529	2,938	3,311
Current portion of investments	—	—	15,548
Notes receivable	587	263	2,518
	14,523	7,229	26,033
	$616,030	$593,097	$538,545
Liabilities and Shareholders’ Equity

Non-Current Liabilities
Debentures payable (Note 6)	$22,655	$21,865	$39,532
Mortgage bonds payable (Note 7)	2,065	2,065	2,045
Mortgages payable (Note 8)	209,920	201,192	216,748
Deferred income tax liability	64,562	61,385	47,867
	299,202	286,507	306,192
Current Liabilities
Bank indebtedness (Note 9)	930	3,647	—
Current portion of mortgage bonds payable (Note 7)	—	—	6,000
Current portion of mortgages payable (Note 8)	44,440	44,084	19,038
Accounts payable and accrued liabilities	13,405	5,720	7,503
Income taxes payable	211	1,022	141
Notes payable	1,219	906	884
	60,205	55,379	33,566
	359,407	341,886	339,758
Shareholders’ equity	242,855	237,570	187,509

Non-controlling interests	13,768	13,641	11,278
	256,623	251,211	198,787
	$616,030	$593,097	$538,545

Subsequent events — see Note 13.

Michael Zakuta, Director	Earl Brewer, Director

The notes on pages 5 to 16 are an integral part of these condensed interim consolidated financial statements.

Plazacorp Retail Properties Ltd.

Condensed Interim Consolidated Statements of

Comprehensive Income

(unaudited)

		Restated
		(Note 3)
	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
(in thousands of Canadian dollars)	2013	2012

Revenues	$15,896	$14,156
Operating expenses	(6,679)	(5,885)
Net property operating income	9,217	8,271

Share of profit of associates	995	3,216
Administrative expenses	(1,635)	(1,427)
Investment income	36	49
Other income	352	435
Other expenses	—	(8)
Income before finance costs, fair value adjustments, gain (loss) on disposals and income taxes	8,965	10,536

Finance costs	(3,899)	(3,948)
Finance costs - net gain from fair value adjustments to convertible debentures	350	79
Net gain from fair value adjustments to investment properties	6,515	12,496
Gain on disposal of land	—	8
Profit before income tax	11,931	19,171

Income tax expense
- Current	(247)	(11)
- Deferred	(3,177)	(4,444)
	(3,424)	(4,455)
Profit and total comprehensive income for the period	$8,507	$14,716

Profit and total comprehensive income for the period attributable to:
- Shareholders	$8,287	$14,192
- Non-controlling interests	220	524
	$8,507	$14,716

The notes on pages 5 to 16 are an integral part of these condensed interim consolidated financial statements.

Plazacorp Retail Properties Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited)

	Share Capital	Retained	Total Attributable to	Non- Controlling	Total
(in thousands of Canadian dollars)	(Note 10)	Earnings	Shareholders	Interests	Equity
Balance as at December 31, 2011	$87,550	$99,959	$187,509	$11,278	$198,787

Profit and total comprehensive income for the period	—	14,192	14,192	524	14,716
Transactions with shareholders, recorded directly in equity:
- Contributions by shareholders	788	—	788	—	788
- Dividends to shareholders	—	(3,218)	(3,218)	—	(3,218)
- Distributions to non-controlling interests and changes in ownership interests in subsidiaries that do not result in loss of control	—	—	—	(482)	(482)
Balance as at March 31, 2012	$88,338	$110,933	$199,271	$11,320	$210,591

Balance as at December 31, 2011	$87,550	$99,959	$187,509	$11,278	$198,787

Profit and total comprehensive income for the year	—	43,598	43,598	3,475	47,073
Transactions with shareholders, recorded directly in equity:
- Contributions by shareholders	19,609	—	19,609	—	19,609
- Dividends to shareholders	—	(13,146)	(13,146)	—	(13,146)
- Distributions to non-controlling interests and changes in ownership interests in subsidiaries that do not result in loss of control	—	—	—	(1,112)	(1,112)
Balance as at December 31, 2012	$107,159	$130,411	$237,570	$13,641	$251,211

Balance as at December 31, 2012	$107,159	$130,411	$237,570	$13,641	$251,211

Profit and total comprehensive income for the period	—	8,287	8,287	220	8,507
Transactions with shareholders, recorded directly in equity:
- Contributions by shareholders	597	—	597	—	597
- Dividends to shareholders	—	(3,599)	(3,599)	—	(3,599)
- Distributions to non-controlling interests and changes in ownership interests in subsidiaries that do not result in loss of control	—	—	—	(93)	(93)
Balance as at March 31, 2013	$107,756	$135,099	$242,855	$13,768	$256,623

The notes on pages 5 to 16 are an integral part of these condensed interim consolidated financial statements.

Plazacorp Retail Properties Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

		Restated
		(Note 3)
	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
(in thousands of Canadian dollars)	2013	2012

Cash obtained from (used for):
Operating activities
Profit and total comprehensive income for the period	$8,507	$14,716
Interest expense	3,714	3,764
Items not affecting cash:
Share of profit of associates	(995)	(3,216)
Amortization of finance charges included in interest expense	185	184
Net change in fair value of investment properties	(6,515)	(12,496)
Net change in fair value of convertible debentures	(350)	(79)
Gain on disposal of land	—	(8)
Current and deferred income taxes	3,424	4,455
Straight-line rent revenue	(253)	(267)
Interest paid	(3,603)	(3,805)
Income taxes paid	(1,058)	(15)
Leasing commissions	(44)	(59)
Change in non-cash working capital (Note 11)	1,960	881
	4,972	4,055
Financing activities
Issue (repayment) of notes payable	313	(842)
Issue of common shares	—	208
Dividends paid to shareholders	(3,599)	(3,218)
Dividend reinvestment proceeds	161	180
Cash received on change in ownership structure of joint arrangement (Note 4)	553	—
Net proceeds of bonds and debentures	1,575	—
Gross mortgage proceeds	3,879	3,860
Financing charges incurred from mortgage placement	(28)	8
Mortgages repaid	(3,524)	(5,413)
Periodic mortgage principal repayments	(1,069)	(1,007)
	(1,739)	(6,224)
Investing activities
Acquisitions, developments and redevelopments	(1,171)	(3,984)
Proceeds from disposal of land (Note 5)	—	22
Payments of bonds purchased for mortgage defeasances	—	5,769
Equity accounted investments — (contributions to) and distributions from	5,128	(407)
Contributions paid by subsidiaries to non-controlling interests	(93)	(482)
Increase in deposits for acquisitions and financings	(955)	(1,097)
Decrease (increase) in notes receivable	(324)	68
Repayment of tenant loans	92	136
Funding of tenant loans	(2,018)	—
	659	25
Net increase (decrease) in cash	3,892	(2,144)
Cash less bank indebtedness, beginning of the period	(747)	3,652

Cash less bank indebtedness, end of the period	$3,145	$1,508

The notes on pages 5 to 16 are an integral part of these condensed interim consolidated financial statements.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

1.             Reporting Entity

Plazacorp Retail Properties Ltd. (the “Company”) is incorporated and domiciled in Canada.  The address of the Company’s registered office is 527 Queen Street, Fredericton, New Brunswick.

The Company operates a retail real estate ownership and development business in Ontario, Quebec, and the Atlantic Provinces.  The Company was incorporated under the New Brunswick Business Corporations Act on February 2, 1999.  On December 11, 2002 the Company amended its articles of incorporation to become a Mutual Fund Corporation as defined in the Income Tax Act of Canada.

2.             Basis of Preparation

(a)           Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”; on a basis consistent with the accounting policies disclosed in Note 3 of the December 31, 2012 consolidated financial statements.

The condensed interim financial statements do not include all the information required for full annual financial statements. The condensed interim financial statements should be read in conjunction with the 2012 annual financial statements.

The condensed interim consolidated financial statements were authorized for issue by the Audit Committee on behalf of the Board of Directors of the Company on May 8, 2013.

(b)           Basis of Measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for the following items in the condensed interim consolidated statements of financial position:

•                      Interest rate swaps measured at fair value;

•                      Share-based payments measured at fair value;

•                      Convertible debentures measured at fair value;

•                      Investment property measured at fair value; and

•                      Investment property included in investments measured at fair value.

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)           Use of Estimates and Judgements

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of certain assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period.  The significant estimates and judgements include the assessment of fair values, the discount rates used in the valuation of the Company’s assets and liabilities, capitalization rates, the relative credit worthiness of the Company to its counterparties, the ability to use tax losses and other tax measurements, the determination of the degree of control that exists in determining the corresponding accounting basis, the amount of borrowing costs to capitalize to properties under development and the selection of accounting policies.

One significant judgement and key estimate that affects the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the period, relates to property valuations.  Investment properties, which are carried on the condensed interim consolidated statements of financial position at fair value, are valued either by the Company or by external valuators.  The valuation of investment properties is one of the principal estimates and uncertainties of these financial statements.  The valuations are based on a number of assumptions, such as appropriate discount rates and capitalization rates and estimates of future rental income, operating expenses and capital expenditures.  These investment properties are sensitive to fluctuations in capitalization and discount rates.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

3.             Summary of Significant Accounting Policies

The Company’s accounting policies are included in the December 31, 2012 consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

(a)     General and Consolidation

The condensed interim consolidated financial statements comprise the financial statements of the Company and the entities that it controls.   Entities subject to joint arrangements characterized as joint ventures are accounted for using the equity method.   Entities subject to joint arrangements characterized as joint operations are accounted for using proportionate consolidation.  Entities subject to significant influence are accounted for using the equity method.  Entities over which the Company does not exercise significant influence are accounted for using the cost method.  The financial statements of the consolidated and equity accounted entities are prepared for the same reporting period as the Company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses resulting from intra-group transactions are eliminated in full.

(b)     Changes in Accounting Policies

(i)           Joint arrangements

Effective January 1, 2013, the Company implemented IFRS 11, “Joint Arrangements”.  The new standard required the Company to evaluate its interests in joint arrangements.  Based on the evaluation, the Company has determined a number of the joint arrangements are joint ventures under IFRS 11, and will now be accounted for using the equity method instead of proportionate consolidation.  Prior periods have been restated for this change in accounting policy in accordance with the requirements of the new standard.

The impact of the application of IFRS 11, “Joint Arrangements” on the consolidated statements of financial position for December 31, 2012 and January 1, 2012 is as follows:

December 31, 2012	Consolidated Statement of Financial Position as Previously Reported	Elimination of Carrying Values of Entities Proportionately Consolidated	Presentation of Proportionately Consolidated Entities Using Equity Accounting	Consolidated Statement of Financial Position After IFRS 11
Assets
Non-current assets:
Investment properties	$557,373	$(25,609)	$—	$531,764
Investments	40,470	—	12,092	52,562
Other	1,891	(349)	—	1,542
	599,734	(25,958)	12,092	585,868
Current assets	7,528	(299)	—	7,229
Total Assets	$607,262	$(26,257)	$12,092	$593,097

Liabilities and Shareholders’ Equity
Non-current liabilities	$299,963	$(13,456)	$—	$286,507
Current liabilities	56,088	(709)	—	55,379
	356,051	(14,165)	—	341,886
Shareholders’ equity	237,570	—	—	237,570
Non-controlling interests	13,641	—	—	13,641
	251,211	—	—	251,211
Total Liabilities and Shareholders’ Equity	$607,262	$(14,165)	$—	$593,097

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

	Consolidated		Presentation of
	Statement of	Elimination of	Proportionately	Consolidated
	Financial	Carrying Values	Consolidated	Statement of
	Position as	of Entities	Entities Using	Financial
	Previously	Proportionately	Equity	Position After
January 1, 2012	Reported	Consolidated	Accounting	IFRS 11
Assets
Non-current assets:
Investment properties	$493,445	$(21,385)	$—	$472,060
Investments	29,657	—	9,090	38,747
Other	1,996	(291)	—	1,705
	525,098	(21,676)	9,090	512,512
Current assets	25,247	786	—	26,033
Total Assets	$550,345	$(20,890)	$9,090	$538,545

Liabilities and Shareholders’ Equity
Non-current liabilities	$317,470	$(11,278)	$—	$306,192
Current liabilities	34,088	(522)	—	33,566
	351,558	(11,800)	—	339,758

Shareholders’ equity	187,509	—	—	187,509
Non-controlling interests	11,278	—	—	11,278
	198,787	—	—	198,787

Total Liabilities and Shareholders’ Equity	$550,345	$(11,800)	$—	$538,545

The impact of the application of IFRS 11, “Joint Arrangements” on the consolidated statements of comprehensive income for the three months ended March 31, 2012 and for the year ended December 31, 2012 is as follows:

Three Months Ended March 31, 2012	Consolidated Statement of Comprehensive Income as Previously Reported	Adoption of IFRS 11	Consolidated Statement of Comprehensive Income After IFRS 11
Revenues	$14,643	$(487)	$14,156
Operating expenses	(6,020)	135	(5,885)
Net property operating income	8,623	(352)	8,271
Share of profit of associates	2,043	1,173	3,216
Administrative expenses	(1,427)	—	(1,427)
Investment income	56	(7)	49
Other income	435	—	435
Other expenses	(8)	—	(8)
Income before finance costs, fair value adjustments, gains (loss) on disposals and income taxes	9,722	814	10,536
Finance costs	(4,109)	161	(3,948)
Finance costs — net gain from fair value adjustments to convertible debentures	79	—	79
Finance costs — net revaluation of interest rate swaps	110	(110)	—
Net gain from fair value adjustments to investment properties	13,361	(865)	12,496
Gain on disposal of land	8	—	8
Profit before income tax	19,171	—	19,171
Income tax expense
- Current	(11)	—	(11)
- Deferred	(4,444)	—	(4,444)
	(4,455)	—	(4,455)
Profit and total comprehensive income for the period	$14,716	$—	$14,716

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

Year Ended December 31, 2012	Consolidated Statement of Comprehensive Income as Previously Reported	Adoption of IFRS 11	Consolidated Statement of Comprehensive Income After IFRS 11
Revenues	$59,412	$(2,098)	$57,314
Operating expenses	(24,114)	610	(23,504)
Net property operating income	35,298	(1,488)	33,810
Share of profit of associates	9,623	3,373	12,996
Administrative expenses	(5,934)	—	(5,934)
Investment income	240	(30)	210
Other income	1,744	—	1,744
Other expenses	(9)	—	(9)
Income before finance costs, fair value adjustments, gains (loss) on disposals and income taxes	40,962	1,855	42,817
Finance costs	(16,075)	681	(15,394)
Finance costs — net gain from fair value adjustments to convertible debentures	(673)	—	(673)
Finance costs — net revaluation of interest rate swaps	48	(48)	—
Net gain from fair value adjustments to investment properties	37,091	(2,488)	34,603
Gain on disposal of land	(43)	—	(43)
Profit before income tax	61,310	—	61,310
Income tax expense
- Current	(1,061)	—	(1,061)
- Deferred	(13,176)	—	(13,176)
	(14,237)	—	(14,237)
Profit and total comprehensive income for the period	$47,073	$—	$47,073

The impact of the application of IFRS 11, “Joint Arrangements” on the consolidated statements of cash flows for the three months ended March 31, 2012 and for the year ended December 31, 2012 is as follows:

Three Months Ended March 31, 2012	Consolidated Statement of Cash Flows as Previously Reported	Adoption of IFRS 11	Consolidated Statement of Cash Flows After IFRS 11
Cash provided by (used in) operating activities	$4,710	$(655)	$4,055
Cash used in financing activities	(5,493)	(731)	(6,224)
Cash provided by (used in) investing activities	(1,244)	1,269	25
Cash less bank indebtedness, beginning of period	3,767	(115)	3,652
Cash less bank indebtedness, end of period	$1,740	$(232)	$1,508

Year Ended December 31, 2012	Consolidated Statement of Cash Flows as Previously Reported	Adoption of IFRS 11	Consolidated Statement of Cash Flows After IFRS 11
Cash provided by (used in) operating activities	$13,956	$(771)	$13,185
Cash used in financing activities	(6,733)	(2,410)	(9,143)
Cash provided by (used in) investing activities	(11,485)	3,044	(8,441)
Cash less bank indebtedness, beginning of period	3,767	(115)	3,652
Cash less bank indebtedness, end of period	$(495)	$(252)	$(747)

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

(ii)      Consolidated financial statements

Effective January 1, 2013, the Company implemented IFRS 10, “Consolidated Financial Statements” which replaced IAS 27, “Consolidated and Separate Financial Statements”.  This standard identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The adoption of the new standard did not have an impact on the Company’s assessment of control or which entities are subject to consolidation in the Company’s financial statements.

(iii)     Disclosure of interest in other entities

Effective January 1, 2013, the Company implemented IFRS 12, “Disclosure of Interest in Other Entities”.  This standard establishes disclosure requirements for interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet entities. The Company’s financial statements for the year ending December 31, 2013 will contain this additional disclosure.

(iv)     Fair value measurement

Effective January 1, 2013, the Company implemented IFRS 13, “Fair Value Measurement”.   This is a comprehensive standard for fair value measurement and disclosure of fair value measurements across various IFRS standards.   IFRS 13 provides a definition of fair value, sets out a single IFRS framework for measuring fair value, and outlines requirements for disclosure of fair value measurements.  The adoption of the new standard did not have an impact on the Company’s measurement of fair value.

(c)   Future Changes in Accounting Policies

A number of new standards, and amendments to standards and interpretations under IFRS, are not yet effective for the year ending  December  31,  2013,  and  have  not  been  applied  in  preparing  these  condensed  interim  consolidated  financial statements.

(i)       Financial instruments

The IASB has issued a new standard, IFRS 9 (2010), “Financial Instruments”, which will ultimately replace IAS 39, “Financial Instruments — Recognition and Measurement” and augments the previously issued IFRS 9 (2009).  The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.  This standard becomes effective on January 1, 2015. The Company is currently evaluating the impact of this new standard.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

4.             Restructuring of the Village Shopping Centre Joint Arrangement

Effective January 1, 2013 the Company restructured the ownership arrangement of the Village Shopping Centre.  The existing limited partnership agreement was dissolved and a new co-ownership agreement was entered into.  The new agreement changed the ownership percentage and method of holding that interest.  The joint arrangement was reorganized from a preferred return/residual return structure to a pari-passu co-ownership structure.  The Company’s ownership position moved to 44.5%.

As a result, the Company has accounted for this transaction as an acquisition by contract alone, and effective January 1, 2013 began to proportionately consolidate its 44.5% interest in the Village Shopping Centre.  Previously the Village Shopping Centre was considered an investment and was accounted for using the equity method, having a carrying value of $20.4 million at January 1, 2013. The identifiable assets acquired and liabilities assumed were as follows:

Investment properties	$28,933
Tenant loans	35
Cash	553
Receivables	125
Prepaid expenses and deposits	9
Mortgages payable	(9,653)
Accounts payable and accrued liabilities	(532)
$19,470

Assets acquired and liabilities assumed were recorded at estimated fair values at the date of acquisition.

No cash consideration was transferred as part of this transaction.

The difference between the carrying value of the Company’s net investment and the fair value of the net assets acquired/assumed is recorded as a loss on change in ownership, recorded in share of profit of associates.

5.             Investment Properties

	March 31,	December 31,
	2013	2012
Balance, beginning of period:	$531,764	$472,060
Additions (deductions):
Additions to investment properties	1,501	13,584
Additions — acquisitions	—	10,733
Additions — the Village Shopping Centre (see Note 4)	28,933	—
Disposals	362	1,254
Straight line rent receivable change	—	(470)
Fair value adjustment	6,515	34,603
Balance, end of period:	$569,075	$531,764

The majority of the Company’s investment properties have been pledged as security under various mortgage and mortgage bond agreements.

Acquisitions consist of land and existing properties purchased for future development and land consolidation.

Investment properties are stated at fair value using the following methods, estimates and key assumptions:

(i)       External appraisals

Independent appraisals are obtained in the normal course of business as refinancing activities require them.  Where available, the fair value of various investment properties are based on these external appraisals.  Of the total fair value in the chart above, $25.2 million of investment properties were based on such external appraisals (December 31, 2012 - $52.7 million).

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

(ii)      Internal approach - direct capitalization income approach

Under this method the Company determines the fair value based upon capitalization rates applied to normalized net operating income (property revenue less property operating expenses).  The key assumption is the capitalization rate for each specific property.  The Company receives quarterly capitalization rate matrices from an external independent appraiser.  The capitalization rate matrices provide a range of rates for various geographic regions and for various types and qualities of properties within each region.  The Company utilizes capitalization rates within the range of rates provided.  To the extent that the externally provided capitalization rate ranges change from one reporting period to the next or should another rate within the provided ranges be more appropriate than the rate previously used, the fair value of the investment properties would increase or decrease accordingly.

As at March 31, 2013 the Company has utilized the following range of capitalization rates:

	Number of Properties(1)	Weighted average capitalization rates	Primary Market	Secondary Market
Freestanding	34	6.35%	5.75% — 6.75%	6.00% - 7.50%
Anchored Strip — Class A	11	6.75%	5.75% - 6.75%	6.25% - 8.25%
Anchored Strip — Class B	18	6.60%	6.00% - 7.25%	6.50% - 8.75%
Unanchored Strip	30	7.56%	6.75% - 7.75%	7.00% - 9.25%
Enclosed Malls — Community	5	7.80%	6.25% - 8.50%	7.00% - 9.50%
	98	6.87%

(1) Excludes properties under development and non-consolidated trusts and partnerships.

Freestanding - defined as freestanding retail space leased to a national tenant. May include nominal additional gross leasable area (“GLA”) if the additional GLA is 15% or less than the total GLA or gross revenue.

Anchored Strip — Class A - defined as a food or equivalent-anchored retail strip, 20,000-125,000 square feet and where the anchor tenant represents 70% or more of GLA or gross revenue.

Anchored Strip — Class B - defined as a food or equivalent-anchored retail strip, 20,000-200,000 square feet and where the anchor tenant represents less than 70% of GLA or gross revenue.

Unanchored Strip - defined as an unanchored retail strip less than 75,000 square feet.

Enclosed Malls - Community - defined as an enclosed community mall with food or department/junior department store or equivalent anchors.

As at December 31, 2012 the Company has utilized the following range of capitalization rates:

	Number of Properties(1)	Weighted average capitalization rates	Primary Market	Secondary Market
Freestanding	33	6.34%	5.75% — 6.75%	6.00% - 7.25%
Anchored Strip — Class A	11	6.70%	5.75% - 6.75%	6.25% - 8.00%
Anchored Strip — Class B	17	6.57%	6.00% - 7.25%	6.50% - 8.50%
Unanchored Strip	29	7.73%	6.75% - 7.75%	7.00% - 9.25%
Enclosed Malls — Community	4	8.14%	6.25% - 8.50%	7.00% - 9.50%
	94	6.83%

(1) Excludes properties under development and non-consolidated trusts and partnerships.

At March 31, 2013 a decrease of 0.25% in the capitalization rates used to determine the fair value of investment properties would have resulted in an increase in investment properties of approximately $21.1 million. An increase of 0.25% in the capitalization rates used would have resulted in a decrease in investment properties of approximately $19.6 million.

(a)           Straight-line Rent

Included in investment properties as at March 31, 2013 is $7.8 million (December 31, 2012 - $7.5 million) of straight line rents receivable arising from the recognition of rental revenue on a straight line basis over the lease terms in accordance with IAS 17, “Leases”.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

(b)            Surplus Land

Included in investment properties as at March 31, 2013 is $1.2 million of surplus lands at fair value (December 31, 2012 - $1.2 million).

(c)             Properties Under Development

Included in investment properties as at March 31, 2013 is $27.7 million of properties under development (December 31, 2012 - $22.2 million), of which $13.9 million are recorded at cost as fair value was not determinable (December 31, 2012 - $17.7 million).

(d)           Borrowing Costs

The total amount of borrowing costs capitalized for the three months ended March 31, 2013 is $184 thousand (for the three months ended March 31, 2012 - $335 thousand).

(e)             Disposals

There were no disposals during the three months ended March 31, 2013.

During the three months ended March 31, 2012, the Company disposed of land in Riviere-du-Loup and Shawinigan, QC for net proceeds of $22 thousand and an accounting gain of $8 thousand.

6.              Debentures Payable

Debentures payable consist of the following:

	Maturity Date	Interest Rate	March 31, 2013	December 31, 2012
Convertible(1)
Series VI	March 31, 2015	7.5%	$21,080	$21,865
Total convertible debentures			21,080	21,865
Non-convertible(2) (3)	February 26, 2018	5.0%	1,575	—
Total debentures			$22,655	$21,865

(1)  Recorded at fair value

(2)  Recorded at amortized cost

(3)  Net of unamortized finance charges of $10 thousand

Convertible and non-convertible debentures are subordinate and unsecured.

Convertible debenture terms are as follows:

Series VI
Conversion price	$3.80
Company’s first redemption date	March 31, 2013
Maturity date	March 31, 2015
Face value outstanding March 31, 2013	$16,362

For the three months ended March 31, 2013, holders of $333 thousand of Series VI convertible debentures (for the three months ended March 31, 2012 - $150 thousand of Series V convertible debentures and $150 thousand of Series VI convertible debentures) exercised their option to convert to 88 thousand common shares (for the three months ended March 31, 2012 — 44 thousand common shares and 39 thousand common shares, respectively).

On February 26, 2013, the Company closed Tranche A of a private placement of unsecured non-convertible debentures for gross proceeds of $1.6 million.  On April 15, 2013 the Company closed $2.3 million of Tranche B and the remaining $100 thousand of Tranche C debentures closed May 2, 2013. The debentures have a term of 5 years and an interest rate of 5%.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

7.              Mortgage Bonds Payable

Mortgage bonds payable are secured by the following properties:

			March 31,	December 31,
			2013	2012
	Series	Series
	V	VI	Total	Total
Fairville Boulevard (ANBL), Saint John, NB, 1st
Mortgage	$—	$900	$900	$900
Boulevard Hebert Plaza, Edmundston, NB, 1st	1,185	—	1,185	1,185
Gross mortgage bonds payable	$1,185	$900	$2,085	$2,085
Less: unamortized finance charges			(20)	(20)
Net mortgage bonds payable — long-term portion			$2,065	$2,065

	Series V	Series VI
Interest Rate	8.0%	5.25%
Maturity Date	June 4, 2016	February 24, 2016
Amount	$1,185	$900

The mortgage bonds have been secured by first or second charges against the respective properties.  Mortgage bonds can be deployed up to 90% of the cost of a property under a first or second charge on that property. If it is a second charge, the total debt, including mortgage bonds, cannot exceed 90%.

The Company has no right to redeem the Series V or VI bonds prior to the maturity date.

8.             Mortgages Payable

	Rate	Weighted	Maturity	March 31,	December 31,
	Range	Average	Dates	2013	2012
Fixed rate loans	4.16% - 7.97%	5.78%	Up to June 2031	$243,261	$234,572
Less: unamortized finance charges				(2,466)	(2,474)
Total net fixed rate loans				240,795	232,098
Variable rate loans:
	Prime plus 1.00%
- $20 million development facility	or BA plus 2.75%		July 31, 2013	4,912	4,912
	Prime plus 1.00%
- $15 million development facility	or BA plus 2.50%		July 31, 2013	5,318	5,094
- $4 million secured construction loan	Prime plus 1.25%		June 30, 2013	3,389	3,259
Less: unamortized finance charges				(54)	(87)
Total net variable rate loans				13,565	13,178
Net mortgages payable				254,360	245,276
Less: current portion of mortgages payable				(44,440)	(44,084)
Total mortgages payable — long-term portion				$209,920	$201,192

All mortgages are secured by charges against specific assets.  The unamortized finance charges are made up of fees and costs incurred to obtain the mortgage financing less accumulated amortization.

To fund development activities the Company has two 365-day revolving acquisition and development facilities with Canadian chartered banks available upon pledging of specific assets.  One is a $20 million facility that bears interest at prime plus 1.00% or BAs plus 2.75%, and the other is a $15 million facility that bears interest at prime plus 1.00% or BAs plus 2.50%.  At March 31, 2013 there is $25 million available on these development lines (December 31, 2012 - $25 million). Funding is secured by first mortgage charges on development properties.  The Company must maintain certain financial ratios to comply with the facilities.  These covenants include loan-to-value, debt service, interest coverage and occupancy ratios, as well as shareholder equity tests. As of March 31, 2013 the Company is in compliance with all covenants.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

9.             Bank Indebtedness

The Company has a $10.0 million operating line of credit facility with a Canadian chartered bank at the rate of prime plus 1.00% or BAs plus 2.50%, maturing November 30, 2013.  The amount available to be drawn fluctuates depending on the specific assets pledged as security. At March 31, 2013, $930 thousand (December 31, 2012 — $3.6 million) was drawn on the facility and therefore the maximum amount available to be drawn on the facility was $8.9 million (December 31, 2012 — $6.2 million), net of letters of credit outstanding of $137 thousand (December 31, 2012 - $137 thousand).  As security, the Company has provided a $12 million demand debenture secured by a first mortgage over seven properties.

10.          Share Capital

(a)      Authorized

The Company has authorized an unlimited number of preferred shares and an unlimited number of common voting shares.

(b)      Issued and Outstanding

	March 31, 2013		December 31, 2012
	Shares		Shares
	(000s)	Amount	(000s)	Amount
Common shares outstanding, beginning of the period	63,980	$107,159	59,878	$87,550
Issuance of common shares:
Shares issued through exercise of stock options	—	—	120	582
Shares issued through dividend reinvestment plan	33	161	146	687
Shares issued through RSU plan	1	—	—	—
Shares issued through debt conversion
- face value debentures	88	333	3,836	13,227
- impact of fair value of convertible debentures	—	103	—	5,113
Common shares outstanding, end of the period	64,102	$107,756	63,980	$107,159

The Company is a mutual fund corporation as defined in the Income Tax Act (Canada) and as such, shareholders have the right to redeem their common shares at 90% of the lesser of the Market Price of the share (Market Price is defined as the weighted average trading price of the previous 180 trading days) and the most recent Closing Market Price at the time of the redemption.  The redemption price may be satisfied by either cash or a note payable, at the discretion of the Company.  The note payable would bear interest at a rate equal to the prescribed rate of interest under the Income Tax Act (Canada) in effect at the time of its issue, and will mature and be fully repaid two years after issuance.  The notes may also be prepaid without penalty.  For the three months ended March 31, 2013 no shareholder had redeemed shares under the mutual fund corporation provisions (December 31, 2012 — nil).

The Company has a Dividend Reinvestment Plan to enable Canadian resident shareholders to acquire additional shares of the Company through the reinvestment of dividends on their shares.  Shares issued in connection with the Dividend Reinvestment Plan are issued directly from the treasury of the Company at a price based on the weighted average closing price of the shares for the 20 trading days immediately preceding the relevant dividend date.  Participants also receive “bonus shares” in an amount equal to 3% of the dividend amount reinvested.  Pursuant to the Company’s Dividend Reinvestment Plan, during the three months March 31, 2013, shareholders were issued 33 thousand shares at a weighted average price of $4.92 per share (for the three months ended March 31, 2012 — 38 thousand shares at a weighted average price of $4.75 per share).

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

11.          Change in Non-Cash Working Capital

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
	2013	2012
Receivables	$(1,188)	$(2,321)
Prepaid expenses and mortgage deposits	(3,627)	(3,568)
Accounts payable and accrued liabilities	6,766	6,762
Income taxes payable	9	8
Total cash from change in non-cash working capital	$1,960	$881

12.          Financial Instruments and Risk Management

In accordance with IFRS, the Company is required to classify its financial instruments carried at fair value in the financial statements using a fair value hierarchy that exhibits the significance of the inputs used in making the measurements.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial assets and liabilities valued within Level 1 of the hierarchy include cash and bank indebtedness. The Company’s interest rate swaps included within investments and convertible debentures are valued under Level 2 of the fair value hierarchy.

The fair values of cash, bank indebtedness, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

To mitigate the interest rate risk on two of the variable rate mortgages, included in investments, interest rate swaps are in place and mature on July 31, 2020. The fair value is calculated as the present value of the estimated future cash flows based on observable yield curves.

The fair value of the convertible debentures payable has been determined by using an industry standard pricing model which uses the Company’s share price, share volatility and yields on government of Canada bonds.

13.          Subsequent Events

Financing

On April 4, 2013, the Company obtained long-term financing for Queen Mary Road, a property located in Montreal, QC in the amount of $3.3 million with a 20 year term. The Company owns 25% of this property.

On May 1, 2013, the Company repaid mortgages at Spring Park Plaza and Nashwaaksis Plaza totalling $2.5 million.

Investment Properties

On April 5, 2013, the Company acquired a 25% interest in Queen Mary Road, a property located in Montreal, QC for consideration of $625 thousand.

Plazacorp Retail Properties Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

Debentures

On April 15, 2013, the Company closed $2.3 million Tranche B unsecured debentures and on May 2, 2013, the Company closed $100 thousand Tranche C unsecured debentures. Both tranches have a term of 5 years and an interest rate of 5%.

Proposed Acquisition of KEYreit

On April 4, 2013, the Company announced that it entered into a definitive agreement with KEYreit (TSX:  KRE.UN) to acquire 100% of the units of KEYreit. KEYreit unitholders will have the option to tender their Units for either $8.35 per unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, representing approximately 50% of the consideration, 1.7041 shares of the Company, or any combination thereof, subject to proration.  This offer is valued at approximately $124 million.  A takeover bid circular has been mailed to KEYreit unitholders and the offer is open for acceptance until 8:00 p.m. (Toronto time) on May 16, 2013 (the “Expiry Time”), unless the offer is extended or withdrawn. The offer is conditional on, among other things, there having been validly deposited by the Expiry Time such number of KEYreit units that constitutes at least 66 2/3% of the KEYreit units then outstanding.  The Company will fund the cash portion of the transaction with a secured term credit facility.